MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

FEBRUARY 29, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the “Company”) and the accompanying notes for fiscal years ended February 29, 2012, and February 28, 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian generally accepted principles (“GAAP”) beginning on January 1, 2011 (for entities with a calendar year-end). As such, our financial statements as at February 29, 2012, February 28, 2011 and March 1, 2010, and for the years then ended have been prepared in accordance with IFRS as issued by the IASB. Additionally, our balance sheet as at March 1, 2010, and our comparative financial statements for 2011 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on March 1, 2010 (the “Transition Date”). Consequently, all comparative financial information presented in this Management’s Discussion and Analysis reflects the consistent, retrospective application of IFRS.

IFRS differ in certain respects from Canadian GAAP. A complete description of our conversion to IFRS, including reconciliations of previously reported Canadian GAAP information is provided in note 4 to our financial statements as at February 29, 2012, and February 28, 2011, and for the years ended February 29, 2012, and February 28, 2011, which note is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During fiscal 2012, the Company’s exploration expenditures amounted to $11.7 million compared to $9.9 million in 2011. During this year, the Company was active in the James Bay region on the Coulon, Lac Pau, Poste Lemoyne Extension, Nichicun, Anatacau-Wabamisk, Ashuanipi and Éléonore Régional, and on the Baie Payne project on the Nunavik territory.

During the winter of 2011, the Company completed on the Coulon project a 15-hole diamond-drilling program totalling 7,952 metres as well as borehole geophysical surveys. The program aimed at testing the extensions of lenses 16-17, 43, and 201, and several regional targets. The Company spent $3 million on this project during fiscal 2012.

The Lac Pau project was also the object of intense activity during fiscal 2012. In the winter of 2011, the Company carried out a 16-hole drilling program of 2,776 metres and magnetic and induced polarization geophysical surveying. The program tested mainly the Jedi showing and its northeastern extension together with the Hope and Tricorne showings. In June 2011, the Company announced that it had entered into an agreement with IAMGOLD Corporation (“IAMGOLD”) pursuant to which IAMGOLD has the option to acquire a 50% interest in the Lac Pau property in consideration of payments totalling $130,000 and $6 million in exploration work to be carried out over the next seven years. The Company is the operator of the project. In the summer and fall of 2011, the Company and IAMGOLD undertook a new surface exploration program. Work consisted of geological mapping on the cut grid, detailed structural mapping, and additional channel sampling on the Jedi and Tricorne showings in addition to lithogeochemical sampling of the main geological units on the property. Trench rehabilitation and limited prospecting and geological reconnaissance outside the cut grid were also conducted. Another diamond drilling program was also initiated in winter 2012. By the end of February 2012, 11 holes for a total of 2,031 metres were completed. This drilling program of about 3,000 metres will end in spring 2012. During fiscal 2012 the Company and IAMGOLD spent on the Lac Pau property $0.5 million and $1.3 million, respectively.

In the winter of 2011, the Company undertook a 14-hole drilling program for a total of 3,995 metres on the Poste Lemoyne Extension project. Work targeted primarily the area of the David gold showing. Exploration surface followed in the summer and fall of 2011. Work focussed on the western part of the property and consisted of geological reconnaissance and prospecting, till geochemical surveys and mechanical stripping and channel sampling. During fiscal 2012, the Company spent $1.1 million on this project.

The Company also carried out important exploration work on its Nichicun project during fiscal 2012. Geophysics including a high-definition, heliborne magnetic survey (1,092 kilometres) and an induced polarization ground survey (54 kilometres) was completed in winter 2011. These surveys were followed, in the summer and fall of 2011, by an exhaustive program of prospecting, geological mapping and mechanical stripping. Work concentrated mostly in the Portageur and Petit Pas areas where several gold showings were discovered in 2009-2010. During fiscal 2012, the Company spent $1.2 million on the Nichicun property.

During fiscal 2012, the Company pursued exploration on the Anatacau-Wabamisk project. A 6-hole drilling program of 1,272 metres was carried out in winter 2011. Surface work consisting mainly of prospecting, mechanical stripping and geological mapping, was also conducted in the summer and fall of 2011. During fiscal 2012, the Company spent $1.9 million on the Anatacau-Wabamisk property.

During fiscal 2012, the Company continued exploration on its Ashuanipi project. A high-definition, heliborne magnetic survey (934 kilometres) was performed in March 2011. In the same period, work including line cutting and an induced polarization survey was undertaken but could not be completed because of an early spring break-up. Afterwards, an exhaustive mechanical stripping and prospecting program was completed in summer 2011. This program was done under a new agreement entered into in fiscal 2012 between the Company and Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American plc. As per this agreement, the Company transferred to AAEC a 50% interest in the 596 claims forming the Ashuanipi property. To maintain its interest, AAEC must fund an aggregate of $5 million in exploration expenditures over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator of the project. During fiscal 2012, the Company and AAEC spent $0.1 million and $1.1 million, respectively on the Ashuanipi project.

The Éléonore Régional property was also the object of significant work during fiscal 2012. A short 4-hole drilling program of 665 metres followed magnetic and induced polarization geological surveys completed in March 2011. In the same period, a lake bottom sediment survey of over 700 samples was also done on the ice cover of the Opinaca Reservoir. Work including prospecting, geological mapping, mechanical stripping, and till and rock sampling was also carried out in the summer of 2011. During fiscal 2012, the Company spent $0.8 million on this project.

In addition to its work in James Bay during fiscal 2012, the Company was also quite active on its Baie Payne project located on the Nunavik territory. In March 2011, the Company announced the conclusion of an agreement with AAEC pursuant to which it transferred to AAEC a 50% interest in the mining claims and other mineral tenements comprising the Baie Payne property. To maintain its interest AAEC must fund an aggregate of $4 million in exploration expenditures over a six-year period. AAEC may, at its sole discretion, accelerate such funding. The Company was the operator up to December 31, 2011, and then transferred the operatorship to AAEC in January 2012. During fiscal 2012, AAEC spent $2.4 million on the Baie Payne project.

In addition to partnerships previously mentioned, the Company completed a number of agreements during fiscal 2012. In April 2011, the Company announced the acquisition of four new properties, notably the Komo, Wabamisk, Lac H and Opinaca properties, all located in the James Bay region, province of Quebec, as well as the acquisition of the Carat royalty linked to the Opinaca property.

a.

Komo and Wabamisk Properties – These two properties were dealt with in the same agreement. As per this agreement, the Company acquired a 100% interest in the 118 claims and 45 claims forming the Komo and Wabamisk properties, respectively, in consideration of the issuance of 40,000 common shares of the Company’s share capital in favour of Ressources D’Arianne Inc. (“D’Arianne”). As per an underlying agreement, Lithium One Inc. owns full interests in any potential lithium discovery on four of the claims that constitute the Komo property. These properties have been merged with the Asini property owned by the Company in the same area.

b.

Lac H Property – This property was the object of an agreement pursuant to which the Company acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. (“SOQUEM”) and D’Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company’s share capital (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D’Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property have been merged with the Wabamisk property owned by the Company immediately west.

c.

Opinaca Property – This property was the object of an agreement pursuant to which the Company has the option to acquire a 50% interest in the 165 claims forming the Opinaca property, in consideration of exploration expenses of $878,000 to be carried out over the next five years and the issuance of 26,330 common shares of the Company’s share capital in favour of D’Arianne. Of the 165 claims constituting the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. The Company redeemed this royalty in consideration of the issuance of 15,000 common shares of its share capital.

In June 2011, the Company entered into an agreement with Quadra FNX Mining Ltd. (“Quadra FNX”) on the Lac Gayot project. As per the agreement, Quadra FNX has the option to acquire a 50% interest in the property in consideration of payments totalling $100,000 and $10 million in exploration work to be carried out over the next nine years. The Company is the operator.

Finally, in November 2011, Goldcorp Inc. (“Goldcorp”) announced that the Certificate of Authorization was issued by the Quebec Ministry of Sustainable Development, Environment and Parks allowing full construction of the project, which is now underway. The initial gold production is still expected in the fourth quarter of 2014 and the capital expenditure forecast for 2012 is $400 million. The Company holds a 2.2% NSR royalty on the Éléonore property that could reach up to 3.5% NSR based on gold price and ounces produced from the deposit. Management believes that with the upcoming production, this royalty on Éléonore will be a major catalyst for shareholder value.

The following technical data have been reviewed by Mr. Paul Archer, engineer and Vice-President Exploration and Acquisitions of the Company. Mr. Archer is a qualified person as defined by National Instrument 43-101.

COULON PROPERTY

The Coulon property is located 15 kilometres north-northwest of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the east-northeast of Matagami, in the James Bay region of the province of Québec. As at February 29, 2012, the Coulon property consisted of 661 claims covering a surface area of 32,853.69 hectares. The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N. The Company is the sole owner of the project.

The Coulon project comes from a regional reconnaissance survey carried out by the Company in the summer of 2003, which had outlined many new interesting polymetallic showings within the Coulon and Pitaval Achaean volcanic belts. Subsequent to these initial discoveries, the Company carried out, from 2004 to 2008, several heliborne and ground Mag-EM surveys as well as several drilling campaigns totalling 105,000 metres. Work led to the discovery of seven significant volcanogenic massive sulphide lenses: 16-17, 9-25, 08, 44, 43, Spirit and 201. The project reached its milestone with the release in April 2009 of a first resource estimate (NI 43-101 compliant). P&E Mining Consultant Inc., an independent consulting firm of Brampton, Ontario, which was mandated by the company to estimate the resources, has authorized the release of the following estimates: an indicated resource of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and an inferred resource of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au. Despite an excellent potential to substantially increase these significant mineral resources, the Coulon project remained inactive for a few years due to the significant decline in base metal prices.

In winter 2011, the Company reactivated the project by carrying out a 15-hole drilling program of 7,952 metres. The program aimed mainly at testing the extensions of lenses 16-17, 43 and 201 as well as many other regional targets. This program led to the discovery of an eighth mineralized lens called lens 223, which is located under lens 16-17. Indeed, hole CN-11-223 crosscut an intersection of semi-massive to massive sulphides grading 3.86% Zn, 0.7% Cu and 75.09 g/t Ag over 44 metres (true thickness of 37.4 metres), including a richer interval grading 7.32% Zn, 0.88 % Cu and 85.14 g/t Ag over 12.15 metres (true thickness of 10.35 metres). This new intersection is located to a vertical depth of 350 metres only and is totally open at depth and to the south (it is closed to the north by hole CN-11-122, which did not intercept any mineralization). Drilling also confirmed the depth continuity of lens 201 with the hole CN-11-225, which intersected a sulphide zone grading 5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 metres (true thickness of 3.6 metres) to a vertical depth of 425 metres thus extending lens 201 by 100 metres downward. All the other holes testing the zone 201 have intersected zones of intense alteration frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite ± sphalerite) in plurimetric thicknesses, thus confirming that the fertile hydrothermal system remains totally open in this sector. Elsewhere on the property, the other holes tested various regional geophysical or geological targets with little success.

A new drilling program of over 12,000 metres was initiated in mid-January 2012. This program aims mainly at defining the extensions of lenses 223, 201 and Spirit as well as many other geophysical and geological targets on the property. By the end of February 2012, 11 holes totalling 7,656 metres had been completed but assay results were yet to come at the end of fiscal 2012. All five holes drilled in the area of lens 223 visually crosscut zones of hydrothermal alteration and disseminated sulphides but failed to confirm a significant extension of the economic mineralization. The two holes drilled in the area of the Spirit lens intercepted plurimetric alteration zones with disseminated sulphides. Hole CN-12-242, which tested a borehole InfiniTEM anomaly identified the last winter north of lens 43, intersected a nice zone of semi-massive to massive sulphides of over 10 metres in thickness and containing locally 5-8% of chalcopyrite. This intersection is associated with a wide hydrothermal alteration zone and could represent a new interesting discovery on the Coulon project and will be the object of additional drilling during the ongoing program. The other three holes completed at the end of February 2012 tested different geophysical and geochemical targets but did not generate significant results. The program was still running at the beginning of fiscal 2013 and a high-definition, heliborne magnetic survey covering the whole fertile volcanic sequence was also completed at the end of the winter of 2012.

During fiscal 2012, the Company spent $3 million on the Coulon project. Drilling is still ongoing and the Company is awaiting the results of the current program to determine the type of future work.

LAC PAU PROPERTY

The Lac Pau property is located in the huge James Bay region, in the northern part of the Caniapiscau reservoir, 70 kilometres northeast of the Trans-Taïga road. The property is equipped with a landing strip and many outfitter camps occupy this area. The property is accessible via a 65-kilometre, gravelled road and consists of 715 claims covering 34,861.96 hectares. In June 2011, the Company announced the conclusion of an agreement with IAMGOLD pursuant to which the latter has the option to acquire a 50% interest in the property in consideration of payments totalling $130,000 and exploration expenditures of $6 million to be carried out over the next seven years. The Company is the operator.

The Lac Pau project is the result of a regional reconnaissance program carried out by the Company to test arsenic anomalies in bottom lake sediments located just to the north of the Caniapiscau reservoir. Initial reconnaissance and prospecting carried out in fall 2006 and in summer 2007 led to the discovery of some interesting gold showings within paragneisses and a dioritic to tonalitic intrusive. These showings, which are associated with disseminated sulphides, yielded values of 0.71 g/t Au to 4.48 g/t Au in selected samples and channel results generally varying between 1 g/t and 2.5 g/t Au over 2 to 5 metres in thickness.

Following these initial encouraging results, the Company carried out, in 2009 and 2010, more important exploration that consisted of magnetic and induced polarization ground geophysical surveys of over 430 kilometres, mechanical stripping, mapping and sampling as well as a first 28-hole drilling program for a total of 3,612 metres in the winter of 2010. Work allowed mapping a major auriferous structure that separates the intrusive rocks of the Beausac Suite and the paragneisses of the Grosbois Suite. This fertile gold structure, called the Lac Pau gold corridor, is host to several significant gold showings spread over 12 kilometres. In general, the mineralization appears as metric to plurimetric disseminated sulphide zones (10% or less of pyrrhotite and pyrite) hosted within altered and sheared tonalitic to dioritic intrusions. The most common alterations include silicification, chloritisation, potassic alteration and alkali leaching. The best mineralized zones found to date in the Lac Pau corridor include the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel); the Hope showing (2.27 g/t Au over 10 metres including 3.91 g/t Au over 5 metres and 13.04 g/t Au over 3 metres in channel); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

During fiscal 2012, the Company actively pursued the evaluation of the potential of the Lac Pau project. A drilling program of 16 new holes (PAU-10-029 to PAU-10-044) and the extension of two holes drilled in 2010 (PAU-10-007 ext and PAU-10-028 ext) for a total of 2,776 metres was completed in the winter of 2011. This program focussed on the Jedi showing and its northeast extension as well as the Hope and Tricorne showings. A series of nine holes (PAU-11-032 to 040) tested at shallow depth the Jedi showing and its northeast extension over a lateral distance of 2.4 kilometres, based on a 100-300-metre spacing. Except for hole PAU-11-035, which missed the target, all holes testing this portion of the Lac Pau corridor crosscut significant auriferous intervals. Hole PAU-11-040, situated on the northeastern tip of this tested segment, returned an intersection grading 1.32 g/t Au over 5.5 metres including 5.89 g/t Au over 1.5 metres. The other values obtained along this fertile gold segment are as follows: 1.64 g/t Au over 11.6 metres including 2.51 g/t Au over 4.5 metres (PAU-11-032); 2.17 g/t Au over 8.5 metres including 3.56 g/t Au over 3 metres (PAU-11-033); 1.26 g/t Au over 10.9 metres including 4.2 g/t Au over 1.5 metres (PAU-11-034); 0.47 g/t Au over 10.5 metres (PAU-11-038); 0.93 g/t Au over 12.1 metres (PAU-11-037); 0.86 g/t Au over 7.75 metres (PAU-11-036); and 0.86 g/t Au over 7.6 metres (PAU-11-039).

Another series of four holes (PAU-11-041 to 044) were drilled 2.4 kilometres to the northeast of hole PAU-11-040 to test at shallow depth the continuity of the Hope showing over a lateral distance of about 250 metres. The vertical continuity of the mineralization was confirmed by three of the four holes. Hole PAU-11-044 intercepted a mineralized intersection grading 69.78 g/t Au (24.15 cut) over 1.2 metres including a high-grade interval of 112.5 g/t Au over 0.7 metres. Holes PAU-11-041 and 042 themselves yielded 1.33 g/t Au over 9.15 metres and 1.29 g/t Au over 3.6 metres, respectively. Hole PAU-11-043 did not intercept significant mineralization.

Three other holes (PAU-11-029, 030 and 031) were drilled and a previous one (PAU-10-007) was extended in the Tricorne showing area, located a few hundred metres north of the Jedi showing. These holes crosscut some sub-economic intersections: 9.74 g/t Au over 0.5 metres (PAU-11-031); 2.94 g/t Au over 4.5 metres (PAU-11-029); and 2.47 g/t Au over 2 metres (PAU-10-007 extension).

In the summer of 2011, the Company and its new partner IAMGOLD carried out surface exploration including geological mapping on the cut grid, detailed structural mapping and additional channel sampling on the Jedi and Tricorne showings as well as of a lithogeochemical sampling of the main geological units of the property. Rehabilitation of trenches and limited prospecting and geological reconnaissance out of the cut grid were also done. A heliborne, high-resolution, magnetic survey was also completed and geological synthesis work was initiated in the fall of 2011. Work outlined a few new sectors of interest along the Lac Pau gold corridor.

More recently, a new drilling program of 3,000 metres began in February 2012 to test in more detail the areas of the Hope, Jedi and Jedi Extension showings. By the end of February 2012, 11 holes totalling 2,031 metres were completed. Many of these new holes visually intersected plurimetric zones of alteration and disseminated sulphides comparable with mineralized zones already known. As of February 29, 2012, just a few assay results have been received making it impossible to judge the real potential of these mineralized intersections.

During fiscal 2012, the Company spent $0.5 million on the Lac Pau. For its part IAMGOLD spent $1.3 million during the same period. Surface exploration is planned for the summer of 2012. The type of work will be determined according to the results of the current drilling program.

POSTE LEMOYNE PROPERTY

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The project consists of 605 map-designated claims covering 30,964.78 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%) for $0.5 million.

The Poste Lemoyne Extension project comes from prospecting and heliborne geophysical surveys carried out by the Company in this area in the summer of 1998. Work quickly led to the discovery of interesting gold showings. The Company has since conducted several major exploration programs that included multiple geophysical surveys, mechanical stripping and prospecting, till sampling surveys as well as 162 drill holes for a total of 36,049 metres. It has worked over the years to extend significantly the original property. Work led to the discovery of a variety of gold showings spread out over nearly 40 kilometres on this vast property. These gold showings are situated in different geological settings (iron formations, tonalite-diorite intrusions, basalts, wackes) but their distribution is strongly controlled by a major structure that developed at the contact between a volcanic assemblage and a more metamorphosed sedimentary sequence.

The most significant gold showings were drill tested, some of them more successfully than others. The most important mineralized zone is the Orfée zone discovered in the summer of 1998. The mineralization consists mainly of disseminated and stringer sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within an oxide-silicate iron formation. The Orfée zone was followed laterally over 125 metres and drill tested to a vertical depth of 460 metres. At the end of this work, a geostatistic modeling and a first resource evaluation were made by an independent qualified person, according to Canadian Mining Institute Standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. Based on a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée zone are estimated at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (“D’Amours C., mars 2003. Modélisation géostatistique et estimation des ressources” – Virginia Gold Mines’ internal report).

Other interesting auriferous zones were identified on the property, for instance the Orfée Est, David and AIM-ILTO zones. These zones often generated, in drilling, large plurimetric to decametric intersections very anomalous in gold with, at times, some sub-economic to economic values over a few metres. There are no significant resources identified so far.

During fiscal 2012, the Company pursued exploration on the Poste Lemoyne Extension corridor, particularly in the western portion of the property where several gold showings were discovered in 2009 and 2010, for instance the David showing (up to 1.74 g/t Au over 5.8 metres in channel and 6.68 g/t Au over 3 metres in drilling) and the SLTV showing (18.34 g/t Au in selected samples and 5.59 g/t Au over 1.95 metres in channel). Work consisted of geological reconnaissance and prospecting, till geochemical surveys, and mechanical stripping and channel sampling. Work led to the discovery of a new promising gold showing 400 metres to the southeast of the SLTV showing. The Charlie showing outcrops over an area of 10 metres by 20 metres and consists of a network of quartz veins and veinlets with traces of sulphides hosted within a pyroxenitic intrusive also containing centimetric tonalite fragments. Veins with a thickness varying from 5 to 50 centimetres are oriented between N20° and N80°. Despite a small proportion of sulphides observed in these veins, the grab samples collected to characterize them yielded values from 1.2 g/t Au to 40 g/t Au. Channels completed over the entire vein network also yielded encouraging results. The best results included 3.68 g/t Au over 5 metres; 3.59 g/t Au over 4 metres; 14.55 g/t Au over 1 metre; 7.64 g/t Au over 0.85 metre; and 6.95 g/t Au over 1 metre. The four other channel results varied from 1.34 g/t Au over 1 metre to 3.93 g/t Au over 1.4 metres.

Many new gold showings were also discovered for a distance of nearly two kilometres in the eastern extension of the David area. These showings yielded between 500 and 5,140 ppb Au in selected samples and most of them are associated with zones of disseminated sulphides within the same porphyritic diorite intrusive, which is host to the David showing located further west on the grid. These new showings demonstrate yet again the fertile nature of the David area and more particularly of the porphyritic diorite intrusive within which gold showings are now known over more than four kilometres.

During fiscal 2012, the Company spent $1.1 million on the Poste Lemoyne Extension property. Work led once again to the discovery of a new interesting gold showing, the Charlie showing, and revealed an area clearly anomalous in gold on the David grid. A diamond drilling program of about 1,500 metres is planned for late spring of 2012 to evaluate in more detail the potential of the Charlie showing and the David sector. The Company assigned a $0.9 million budget for fiscal 2013 to carry out drilling and additional surface work over the entire mineralized corridor in the western portion of the property.

NICHICUN PROPERTY

The Nichicun property is situated in the central part of the province of Quebec, northwest of the Otish Mountains. It straddles NTS sheets 33H08 and 33H09. It is located 54 kilometres southeast of the Mirage outfitter camp and 100 kilometres east-southeast of the LG-4 airport. It is accessible by air only. The property is owned 100% par the Company and consists of 410 designated claims for total surface area of 20,640.8 hectares.

The Nichicun property was acquired in 2007, following regional reconnaissance that led to the discovery, in this sector, of a gold showing grading 8.5 g/t Au in selected sample. Limited prospecting followed up in summer 2009 and returned values of 2.01 g/t Au, 2.8 g/t Au, 2.05 g/t Au, 3.21 g/t Au, 10.4 g/t Au and 22.6 g/t Au from samples selected on a series of outcrops found in a 100-metre radius around the showing discovered in 2007. More intensive prospecting, mechanical stripping, manual stripping and channel sampling were conducted in summer 2010 and outlined two sectors of interest. In the area of the Portageur showing, numerous gold values were obtained within disseminated-arsenopyrite mineralization zones (<10%) associated with sedimentary rocks (arenite and conglomerate) generally highly altered (quartz-biotite-tourmaline-actinolite). These mineralized zones were traced over more than 600 metres laterally. Ten or so selected samples collected to characterize the mineralization yielded values varying between 1.2 g/t Au and 8.88 g/t Au. A few manual trenches were done and channel sampling returned results of 1.02 g/t Au over 5.7 metres, 1.19 g/t Au over 4 metres, 1.17 g/t Au over 6 metres, and 1.3 g/t Au over 1 metre. The Petit Pas sector, located two kilometres southwest of the Portageur area, comprises the gold showings discovered in 2007 and 2009. The mineralized zones correspond to metasomatic metric bands with a high percentage of garnets and disseminated pyrrhotite, pyrite and arsenopyrite in mafic volcanics. Visible gold grains were also observed locally. Channel sampling performed on three manual trenches graded 52.87 g/t Au over 2 metres, 2.32 g/t Au over 3 metres, and 2.13 g/t Au over 3 metres.

During fiscal 2012, the Company intensified exploration on the Nichicun property. A geophysical program consisting of a high-definition, heliborne magnetic survey (1,092 kilometres) and an induced polarization ground survey (54 kilometres) was completed in winter 2011. These surveys were followed, in the summer and fall of 2011, by an exhaustive program of prospecting, geological mapping and mechanical stripping. Work was mostly concentrated in the Portageur and Petit Pas areas. Trenches excavated in the Portageur sector better exposed the fertile stratigraphy in a few places along the auriferous corridor. The sedimentary rocks are oriented to the east-northeast with a dip of 30 to 40 degrees to the southeast. The few channels that could be done on the mineralized zones yielded 2.48 g/t Au over 6 metres, 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres), 0.45 g/t Au over 5 metres, and 1.47 g/t Au over 2 metres. The gold corridor of the Portageur sector is followed over more than 600 metres laterally within altered sediments. It remains open at both ends. In the Petit Pas area, trenches exposed a sequence of basalt and andesite highly altered, which is followed over more than 300 metres laterally. Here too, the stratigraphy is oriented east-northeast and weakly dipping to the southeast. Elsewhere on the property, induced polarization anomalies tested by stripping seem to originate from basalts weakly mineralized in sulphides (pyrite-pyrrhotite and, at times, traces of arsenopyrite) and showing various alterations.

During fiscal 2012, the Company spent $1.2 million on the Nichicun property. The Company will actively pursue exploration during fiscal 2013 with a budget of $1.5 million. A 3,000-metre diamond drilling program is planned for the spring of 2012 and will test the Portageur gold corridor as well as many other geological and geophysical targets. Prospecting and mechanical stripping should resume in summer 2012.

ANATACAU-WABAMISK PROPERTY

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road. It consists of 1,107 designated claims totalling 58,182.89 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 900 claims constituting the main part of the property. The Company owns a 100% interest in the Wabamisk portion (with the exception of the royalties related to the old Lac H property) while IAMGOLD owns a 100% interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option to acquire IAMGOLD’s 100% interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment that was made upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

The Anatacau-Wabamisk project was initiated in 2005 with the objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project, which is situated 65 kilometres to the northeast. The Company has since carried out annually several exploration programs on the project that included line cutting, geophysical surveys (MAG-EM, induced polarization, radiometric) and geochemical surveys (till and B horizon), mechanical stripping, detailed geological mapping and channel sampling, as well as 36 diamond drill holes totalling 5,120 metres. This work revealed several gold anomalies in till samples and led to the discovery of numerous gold showings in outcrops. The most important one is the Isabelle showing discovered in 2007 within a sequence of sediments comparable to that of the Éléonore gold deposit. This showing was the object, in 2007 and 2009, of mechanical stripping, detailed mapping and channel sampling. The Isabelle zone was followed at surface over a lateral distance of 80 metres according to a general north-south direction. The gold mineralization is associated mainly with north-south-oriented quartz veins steeply dipping to the east. The gold veins are contained within a zone of intense biotite-silica alteration, which has developed in thicknesses of 10 to 20 metres within a folded sequence of finely bedded wackes and more massive sandstones. The veins and their envelope contain little sulphide (1-5% pyrrhotite-pyrite) but visible gold is frequently observed within the mineralized zones. Results from a dozen channels done on the Isabelle showing are somehow variable considering the free nature of gold in the veins and silicified zones. Best results included 316.18 g/t Au over 1 metre, 17.86 (14.98 cut) g/t Au over 3 metres, 11.03 g/t Au over 3 metres, and 4.2 g/t Au over 13.61 metres. The other channels returned results varying from 5.52 g/t Au over 1 metre to 7.68 g/t Au over 3 metres overall with, at times, weaker results. The Isabelle showing was drill tested to a vertical depth of 75 metres. Drill assay results confirmed the variable distribution of the grades, which had already been revealed by surface sampling. The best results comes from hole WB-10-12, which has returned an intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres). Other intersections of interest include 5.89 g/t Au over 2 metres (WB-10-07), 2.75 g/t Au over 10 metres (WB-10-04), and 2.02 g/t Au over 7 metres (WB-10-03) and 1.33 g/t Au over 19 metres (WB-08-001). Visible gold was observed in all these holes. The other holes on the Isabelle showing and on other targets did not return significant results. Most of the other gold showings discovered on the property are small and/or low grade but their high density combined with the presence of several gold anomalies in tills represents a strong gold signal that remains largely unexplored.

The Company therefore continued exploration during fiscal 2012. It completed, in the winter of 2011, a short drill program of six holes for 1,272 metres to test the vertical extension of the Isabelle showing to a vertical depth of 75 to 125 metres as well as induced polarization anomalies situated one kilometre northwest of the Isabelle showing. These holes did not return significant gold values. Surface work aiming mostly at prospecting, mechanical stripping, and geological mapping, was carried out in the summer of 2011. Work led to the discovery of a dozen of new gold showings, which are mostly located in two specific areas, for instance in the northeastern portion of the property, near the south shore of the Opinaca Reservoir, and in the east-centre portion, directly to the northeast of the Anatacau Lake. Overall, these showings consist of disseminated arsenopyrite (10-15%) frequently found in centimetric to metric rock wall of quartz, within wackes and/or tuffs altered with amphibole. Samples selected to characterize these showings yielded gold values between 1 and 10 g/t Au with a few higher values of up to 70 g/t Au. Channel results from some of these showings are, however, much more modest (not exceeding 3 g/t Au over 0.2 metres).

During fiscal 2012, the Company spent $1.9 million on the Anatacau-Wabamisk project. Given the strong gold signal defined on the property and the discovery of new showings during each of the exploration programs, the Company intends to pursue its exploration efforts on this vast property during fiscal 2013 with a budget of $1 million. An induced polarization survey of over 200 kilometres was carried out during the winter of 2012 on a series of new gold showings in a sequence of fertile sedimentary rocks located to the northeast of the Anatacau Lake, in the east-centre of the property. Additional work including prospecting, mechanical stripping and mapping is also planned for the summer of 2012.

ASHUANIPI PROPERTY

The Ashuanipi property is located in the James Bay region, province of Quebec, more precisely in the south portion of the Caniapiscau reservoir, about 180 kilometres northwest of Fermont (a mining town). The property consists of 596 claims covering 30,371.12 hectares. As per a new agreement entered into during fiscal 2012, the Company transferred to AAEC a 50% interest in the 596 mining claims forming the property. To maintain its 50% interest in the property, AAEC must spend $5 million in exploration work over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator.

The Ashuanipi project is the result of a regional reconnaissance survey, carried out by the Company in the summer of 2007, which led to the discovery of several interesting polymetallic showings within little explored Archean volcanic belts. Reconnaissance samples collected on these showings yielded values of 0.1 to 2.25 g/t Au, 1.2 to 536 g/t Ag, 0.24 to 2.93% Cu and 0.2 to 3.26% Zn.

Further to these results, the Company conducted in the spring of 2008, a large VTEM heliborne geophysical survey totalling 2,198 linear kilometres on two distinct blocks. Prospecting, geological mapping and mechanical stripping that followed in the summer of 2008 led to the discovery of new significant mineralized showings on the two blocks of claims. Samples collected on the southern block to characterize the mineralization yielded results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 to 6.29 g/t Au. As for the northern block, little mineralization was found in place but several erratic blocks returned values anomalous in Cu-Zn-Au-Ag with punctual higher values reaching up to 14.1% Cu, 4.14% Zn, 1.9 g/t Au and 761 g/t Ag. The source of these mineralized blocks could be very local as the northern sector is located in the vicinity of a glacier ice centre.

An important program consisting of mechanical stripping and prospecting was completed in the summer and fall of 2010. Mechanical stripping was carried out on the northern block to test the VTEM anomalies that remained unexplained during the summer 2008 program, and to track down the source of numerous mineralized erratic blocks. In total, 63 trenches were excavated on several targets and 933 channel samples were collected for a total of 919.2 linear metres. Despite these efforts no significant results were obtained except for a few values anomalous in Au, Ag, As, and Zn. The source of the numerous mineralized blocks is still to be found.

A short phase of prospecting was also conducted in the fall of 2010 on the southern block of the property, with the main goal of evaluating the gold potential of the area and returning on the copper-gold showings discovered in 2008 in a potassic intrusion. Work led to the discovery, within this intrusion, of a mineralized zone followed sporadically over a distance of more than three kilometres. The copper (up to 5%) and molybdenum (up to 5%) mineralization forms an envelope of 1 to 15 metres, which follows a north-northeast orientation and seems to mould the contours of the intrusion. Outcrops and mineralized blocks returned values varying between 0.4 and 3.8 g/t Au; 0.3 and 8.6% Cu; and 0.1 and 1.3% Mo, 10.2 and 49.6 g/t Ag in selected samples. Locally, manual stripping allowed for channel sampling that returned values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre.

In fiscal 2012, the Company pursued exploration on the southern block. A high-definition, heliborne magnetic survey (934 kilometres) was carried out in March 2011. In the same period a program including line cutting and an induced polarization survey was initiated but could not be completed because of an earlier spring break-up. Subsequently, the Company and its new partner AAEC conducted, during the summer of 2011, an extensive program of mechanical stripping and prospecting to test in more detail the copper-gold zone. In total, 29 trenches were excavated along the mineralized corridor and 807 channel samples were collected. In general, the channel sampling returned anomalous values (0.2 to 1.56 g/t Au and 0.3 to 1.05% Cu) in average thicknesses of 1 to 2 metres but reaching, at times, 6 to 9 metres. Some higher values (2.8 to 3.85 g/t Au and 1.5 to 2.06% Cu) were obtained in samples collected on mineralized blocks or new outcrops discovered through prospecting.

During fiscal 2012, the Company and AAEC spent $0.1 million and $1.1 million on the Ashuanipi project, respectively. The Company and its partner AAEC plan to pursue exploration on the southern block during fiscal 2013 with a budget of $1.3 million. The program (line cutting and an induced polarization survey), initiated last year on the gold-copper mineralized corridor, was completed in winter 2012. In fact, these surveys will be significantly extended to the southwest to cover the mineralized showings and VTEM anomalies discovered in 2008 in the volcanics. A high-definition heliborne magnetic survey will be also carried out to complete geophysics over the entire southern block. A new program of mechanical stripping and prospecting is planned for the summer of 2012 and will concentrate on testing as many geophysical and geochemical targets as possible.

ELEONORE REGIONAL PROPERTY

The Éléonore Régional property is located in the area of the Opinaca reservoir, about 320 kilometres north of Matagami, in the James Bay region of Quebec. The property is situated in NTS sheets 33C/07, 33C/08, 33C/09 and 33C/10 and is accessible via the James Bay Road and a secondary gravelled road. The property comprises 886 map-designated claims totalling 46,326.32 hectares and is owned 100% by the Company.

Since 2001, the Company has carried out regional reconnaissance work in the Opinaca reservoir area that led eventually to the discovery of the Roberto deposit on the Éléonore property. Further to this discovery the Company conducted, in the summers of 2005 to 2010, prospecting, geological mapping, and glacier till sampling on the Éléonore Régional property. Airborne magnetic surveys were also carried out on several areas of the property. Work revealed many areas of interest defined by the presence of mineralized showings and/or till samples anomalous in gold. One of these sectors is located on an island nearby the north shore of the Opinaca reservoir where an amphibole-garnet alteration zone was outlined within a feldspar porphyry intrusion. This zone is followed, at the moment, over a lateral distance of 1,500 metres and over a width of 200 metres and yielded results anomalous in gold in selected and channel samples. A second zone, called the Cléopâtre showing, is a 500-square-metre, mineralized boulder field located in the middle portion of the property. These grauwacke blocks mineralized with 2 to 3% pyrite finely disseminated returned values of up to 7 g/t Au. In the winter of 2007, an 8-hole drilling program totalling 1,034 metres was completed in this area. Drilling aimed at testing a series of induced polarization anomalies and geochemical anomalies in the vicinity of the Cléopâtre gold boulder field. Drilling intercepted lithologies similar to that of the gold-bearing blocks but no significant values were obtained. Another gold showing located in the southern part of the property, the Féänor showing, consists of a sheared zone of metric width containing weak sulphide disseminations associated with biotite-sericite-quartz alterations. The sheared zone is followed intermittently over about 300 metres. Samples collected to characterize this showing returned values varying between 200 ppb and 3.8 g/t Au and a maximum of 1.7 g/t Au over 2.7 metres in channel.

The Company pursued exploration on this huge property throughout fiscal 2012. Magnetic and induced polarization surveys conducted in March 2011 were followed in April 2011 by a short 4-hole drill program totalling 665 metres. Two of these holes targeted the Féänor showing while the two others tested the induced polarization anomalies. Results were negative. A lake-bottom sediment sampling survey of 726 samples was also carried out on the ice cover of the Opinaca Reservoir during the same period. A few gold and arsenic anomalies were outlined in the northeastern part of the property but an induced polarization survey will be needed in order to define direct drill targets. Prospecting, geological mapping, mechanical stripping and till and rock sampling carried out during summer 2011 yielded interesting results in the area of the Ukaw showing located southeast of the Féänor showing. Sedimentary rocks on the Ukaw grid are characterized by the presence of aluminosilicates over at least 700 metres wide and they frequently contain disseminated pyrite-pyrrhotite mineralization. The Ukaw showing returned 6.34 g/t Au in selected samples and 1.03 g/t Au over 1 metre in channel. Two other small showings located south of the Ukaw showing yielded 4.22 g/t Au and 2.23 g/t Au in selected samples. This sector will deserve additional work in next year.

During fiscal 2012, the Company spent $0.8 million on this project. The property has a good potential for Roberto-type gold mineralization and the Company intends to pursue exploration. A budget of about $0.5 million is allocated for fiscal 2013. Exploration work will consist mainly of geological mapping and prospecting in the area of the Ukaw grid.

BAIE PAYNE PROPERTY

The Baie Payne property is located directly to the north of the Kangirsuk village, on the west shore of the Ungava Bay. It consists of 471 claims totalling 18,890.07 hectares within map sheets 25C/04, 25D/01 and 25D/08. As per an agreement entered into in March 2011 the Company transferred to AAEC a 50% interest in the claims and other mineral tenements forming the Baie Payne property. To maintain its interest, AAEC must fund an aggregate of $4 million in exploration expenditures over a six-year period. AAEC may, at its sole discretion, accelerate such funding. The Company was the operator up to December 31, 2011, and then transferred the operatorship to AAEC in January 2012.

The Baie Payne property covers four important mafic/ultramafic complexes (Kyak, Qarqasiaq, Chaunet Est and Chaunet Ouest), which contain 40 or so Ni-Cu showings grading up to 6.5% Ni. The Kyak intrusion was the object of sporadic exploration for nickel in the 60s and early 70s, but the other ultramafic complexes did not undergo systematic exploration before the acquisition by Osisko Mining Corporation (“Osisko”) of exploration permits in the late 90s. The Company got involved in the property in late 1998 and carried out, in partnership with Osisko, work that included mapping and geophysical surveys as well as two diamond-drilling program in 2000 (6 holes for 1,556 metres) and 2001 (9 holes for 1,648 metres).After becoming the sole active owner of the project, the Company conducted, in October 2008, an airborne TDEM survey covering the entire property using the AeroTEM IV system. This survey totalled 1,352 linear kilometres. Work was followed, in summer 2010, by a short program of prospecting and ground verification.

Activity increased significantly on the project during fiscal 2012. The Company and its new partner AAEC carried out, in summer 2011, important surface exploration including a phase of geological mapping and prospecting as well as a ground TDEM survey. The intended goals of this work were to better define the fertile mafic/ultramafic units on the property, to discover new surface nickeliferous showings, and to test the presence of electromagnetic conductors within these fertile units. A few new showings of disseminated sulphides (pyrrhotite ± chalcopyrite) forming plurimetric to decametric rusted zones were discovered within ultramafic rocks and yielded values anomalous in nickel and copper. The electromagnetic geophysical survey was slowed down by several logistical challenges. Consequently, only about 40 kilometres were completed at the end of the program. However, this survey detected many new conductors within the ultramafic rocks covered by this survey. In parallel with this work, a vast heliborne magnetic survey totalling more than 13,000 kilometres was carried out over the entire property. This survey will refine the geological interpretation of the fertile units at surface but mostly at depth and will guide future work on the property. A new TDEM survey was initiated in winter 2012 to continue the coverage over all fertile ultramafic rocks on the property. The survey will continue until the spring break-up.

During fiscal 2012, AAEC spent $2.4 million on the Baie Payne property. Work will continue throughout the next year with a budget of $3.7 million. Ground geophysics carried out on fertile ultramafic rocks will be completed in summer 2012. Additional mapping is also planned for 2013 with the main goal of bringing the project to drilling.

GENERATING NEW PROJECTS

Constant generation of new projects is part of the Company’s strategy. Indeed, for several years the Company has spent significant amounts of money to carry out compilation and regional geological reconnaissance work over unexplored or little-explored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namely Éléonore, Coulon and Corvet Est. In the course of the recent financial year, the Company spent nearly $1 million in regional reconnaissance work and is planning a similar budget for fiscal 2013. The focus will be on the search for gold in the James Bay region.

SELECTED FINANCIAL INFORMATION

	Earnings (Loss) for the Years Ended
	February 29, 2012 $	February 28, 2011 $	February 28, 2010 (1) $
Expenses	5,499,000	5,900,000	4,207,000
Other income	1,529,000	1,033,000	4,750,000
Net earnings (net loss)	(1,652,000)	(1,732,000)	1,723,000
Basic net earnings (net loss) per share	(0.053)	(0.057)	0.059
Diluted net earnings (net loss) per share	(0.053)	(0.057)	0.058

(1)

As we adopted IFRS in 2012 with transition date of March 1, 2010, the selected financial information for the year ended February 28, 2010, as presented in our 2011 financial statements and prepared under Canadian GAAP, has not been adjusted.

RESULTS OF OPERATIONS

COMPARISON BETWEEN FISCALS 2012 AND 2011

Expenses

For fiscals 2012 and 2011, expenses totalled $5,499,000 and $5,900,000, respectively, a decrease of $401,000 compared to last year. Variations are detailed hereafter.

In fiscal 2012, salaries totalled $905,000, an increase of $82,000 compared to last year. The increase results mainly from the yearly pay increment for employees of the Company and from the addition of employees who previously were service providers for the Company.

During fiscal 2012, professional and maintenance fees increased by $22,000 compared to 2011 and amounted to $392,000. The variation results mainly from costs related to IFRS consultation and the revision of partnership agreements.

For fiscal 2012, rent, office expenses and other totalled $1,109,000 compared to $623,000 in 2011, an increase of $486,000 mainly explained by a $250,000 donation made to the Department of Geology of Université Laval in Quebec City as well as increases in publicity, sponsorships, training and travel expenses.

Stock-based compensation amounted to $1,419,000 for fiscal 2012 compared to $2,226,000 in 2011. During the current year, the Company accounted for two grants of stock options compared to three for the previous year.

The depreciation of property, plant and equipment totalled $53,000 in fiscal 2012, an increase of $11,000 compared to last year. The increase is mainly explained by the acquisition of properties during the current year.

During fiscal 2012, general exploration costs totalled $814,000 compared to $542,000 for the preceding year. During the current year the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

During fiscals 2012 and 2011, write-offs of mining properties amounted to $860,000 and $1,313,000, respectively. In fiscal 2012, the Company proceeded with partial write-offs of the following projects: Wabamisk ($413,000), Génération Grenville ($102,000), and Éléonore Régional ($64,000) and the complete write-off of the Reccey Sakami project ($183,000). In 2011, the Company proceeded with partial write-offs of the following projects: Nichicun ($317,000), Lac Gayot ($313,000) and Éléonore Régional ($110,000) and the total write-off the Lac Farley project ($128,000) and the Laguiche project ($95,000). These mining properties are written off in whole or in part because of their low-discovery potential.

Other Income (Expense)

For fiscal 2012, other income totalled $1,529,000 compared to $1,033,000 in 2011. Variations are detailed hereafter.

During fiscal 2012, dividends and interest income totalled $1,000,000 compared to $865,000 in 2011. The increase results mainly from the Company’s higher level in cash and in fixed income investments.

Fees invoiced to partners during fiscals 2012 and 2011 totalled $452,000 and $162,000, respectively. The increase is mainly related to important work done jointly with new partners AAEC (Baie Payne and Ashuanipi), IAMGOLD (Lac Pau) and Quadra FNX (Lac Gayot). In fiscal 2011, the Company received fees from Goldcorp for the Corvet Est project and from Odyssey Resources Limited for the FCI project.

In fiscal 2012, the Company recognized a gain of $117,000 on the sale of available-for-sale investments compared to $24,000 in 2011. The variation is attributable to the sale of bonds that occurred during the current year.

No gain or loss on investments held for trading was posted for the current year. However, the Company posted a loss on investments held for trading of $174,000 in fiscal 2011. The loss was due to the revaluation to fair market value of a derivative financial instrument.

In fiscal 2012, the Company posted a loss on investments designated as held for trading of $49,000 compared to a gain of $147,000 in 2011. The loss for the current year is attributable mostly to the revaluation to fair market value of convertible debentures owned by the Company. Gain accounted for in the previous year results mainly from the revaluation to fair market value of asset backed commercial paper (“ABCP”) owned by the Company and from a gain following principal repayments on ABCP.

Deferred Tax Recovery

During fiscal 2012, the Company recorded a deferred tax recovery of $2,317,000 compared to $3,135,000 in 2011. The variation is explained mainly by a decrease of the loss before income taxes, a decrease in change of unrecognized deferred tax assets and a decrease of the tax impact on flow-through shares.

Net Loss

In light of the above, the Company posted a net loss of $1,652,000 for the year ended February 29, 2012, compared to $1,732,000 for the preceding year.

OTHER INFORMATION

	Balance Sheets as at
	February 29, 2012	February 28, 2011	March 1, 2010
	$	$	$
Working capital	44,811,000	45,032,000	43,745,000
Mining properties	47,960,000	37,602,000	28,939,000
Total assets	102,302,000	86,018,000	76,737,000
Shareholders’ equity	88,169,000	80,336,000	72,923,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at February 29, 2012, cash amounted to $10,365,000 compared to $11,620,000 as at February 28, 2011. At the end of year 2012, the Company’s working capital totalled $44,811,000, a decrease of $221,000 compared to the working capital recorded as at February 28, 2011. The decrease was primarily due to important exploration work offset by a $5,000,000 flow-through private placement completed on February 23, 2012.

From management’s point of view, the working capital as at February 29, 2012, will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

COMPARISON BETWEEN FISCALS 2012 AND 2011

Operating Activities

For fiscal 2012, operating activities generated cash flows of $2,398,000 compared to $152,000 in 2011. This variation results mainly from a change in accounts payable and other amounts receivable related to advances from partners.

Financing Activities

Cash flows provided from financing activities for fiscals 2012 and 2011 amounted to $11,453,000 and $9,524,000, respectively. During fiscal 2012, the Company completed private placements of common shares for a total of $11,000,000 compared to $8,000,000 in 2011.

During year 2011, the Company withdrew an amount of $1,117,000 on the credit facility and exercised the option to surrender the ABCP MAV 3 notes ineligible assets to its financial institution in settlement of the capital amount due on the credit line.

Investing Activities

Cash flows used in investing activities for fiscal 2012 amounted to $15,106,000 compared to $14,422,000 in 2011. The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling short-term and long-term investments.

In fiscal 2012, the acquisition of short-term investments reduced liquidities by $5,301,000 compared to $7,837,000 in 2011. The variation is attributable to substantial transfers of cash to short-term investments that occurred in the preceding year.

During fiscal 2011, the Company received $1,227,000 from principal repayments and disposition of ABCP.

In fiscal 2012, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $10,451,000 compared to $9,829,000 in 2011. The increase results mainly from more important exploration work carried out during the year on the Coulon, Wabamisk, Nichicun and Poste Lemoyne Extension.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(987,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)
08-31-2010	2,113,000	395,000	(765,000)	(0.025)	(0.025)
05-31-2010	692,000	165,000	278,000	0.009	0.009

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

FOURTH QUARTER

Results of Operations

For the fourth quarter of the current year, the Company recognized a net loss of $645,000 compared to $987,000 for the fourth quarter of the preceding year.

In the fourth quarter of fiscal 2012, expenses totalled $1,730,000 compared to $2,313,000 for the comparative quarter of the preceding year, representing a decrease of $583,000. The decrease is mainly explained by less significant write-offs of mining properties ($832,000) offset by an increase in stock-based compensation and expenses related to publicity, donations and training.

As for other income the increase of $228,000 is due mainly to fees invoiced to partners ($111,000) and to a loss related to the revaluation at fair market value of a derivative financial instrument in 2011($93,000).

Liquidity and Financing

Cash flows from operating activities totalled $2,291,000, an increase of $2,294,000 compared to the fourth quarter of fiscal 2011. The difference results mainly from a change in accounts payable and other amounts receivable related to advances from partners.

Cash flows provided from financing activities totalled $4,883,000, an increase of $1,368,000 compared to the fourth quarter of fiscal 2011. The variance is mainly explained by a more important flow-through private placement in 2012 ($2,000,000) offset by a draw on the revolving credit line in 2011 ($1,117,000).

Cash flows used in investing activities totalled $1,918,000, a decrease of $3,156,000 compared to the fourth quarter of fiscal 2011. The variance is mainly explained by an unfavourable change of $1,640,000 in acquisition of short-term investments and by an income tax credit of $1,369,000 in 2011.

CONTRACTUAL OBLIGATIONS

The following table presents the Company’s contractual obligations as at February 29, 2012.

		Total Commitments per Period
	Total Commitments $	Less than 1 Year $	From 1 to 3 Years $	From 4 to 5 Years $	After 5 Years $
Exploration expenses	1,200,000	1,200,000	–	–	–
Rental lease for administrative offices	147,000	104,000	43,000	–	−
Total	1,347,000	1,304,000	43,000	–	−

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The related parties of the Company include companies owned by the key management personnel. The key management personnel includes the directors, the president, the vice-president exploration and the CFO. The short-term employee benefits include salaries for the key management personnel and fees for directors. The share-based payments are grants of stock options of the Company.

The Company entered into the following transactions with the key management personnel:

	Year Ended	Year Ended
	February 29,	February 28,
	2012	2011

Short-term employee benefits	$768,000	$776,000
Share-based payments	427,000	720,000
Total compensation of the key management personnel	$1,195,000	$1,496,000

The Company entered into transactions with companies owned by a director. For the year ended February 29, 2012, these transactions amounted to $213,000 ($222,000 for the year ended February 28, 2011) and are presented under caption Rent, office expenses and other in the statements of loss.

These transactions were concluded on normal terms and conditions.

SUBSEQUENT EVENTS

On March 20, 2012, the Quebec budget announced that the refundable tax credit for resources rate will be reduced by 10 percentage points. Also, an entity may claim an increase in the tax assistance in exchange for an option to the state to acquire an equity stake in the development. The increase in the tax assistance will consist of a raise in the rate of the refundable tax credit for resources regarding eligible expenses. These changes will apply on exploration expenses incurred after December 31, 2013.

On April 5, 2012, Exploration Khalkos Inc. (« Khalkos ») granted the Company the option to acquire a 55% interest in the Murdoch property for a consideration consisting of payments totalling $300,000 and exploration work totalling $4,000,000 to be carried out no later than April 5, 2017 with the firm commitment of spending $1,000,000 on the property within 18 months following the conclusion of the agreement.

On April 12, 2012, the Company entered into agreement with Komet Manufacturers Inc. ("Komet") on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period.

On May 8, 2012, the Company entered into an agreement on a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000. The financing is schedule to close on or before May 30, 2012.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are hereby presented.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: at fair value through profit or loss, available-for-sale investments, loans and receivables or financial liabilities at amortized cost.

•

At fair value through profit or loss – Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of loss. Gains and losses arising from changes in fair value are presented in the statement of loss in the period in which they arise.

Financial instruments in this category are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

Financial assets designated as at fair value through profit or loss at inception are those that are managed and whose performance is evaluated on a fair value basis.

The Company's financial assets at fair value through profit or loss comprise convertible debentures. The Company has designated its convertible debentures as held for trading.

•

Available for sale – Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. Financial assets classified as available for sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Unrealized gains and losses are recognized directly in other comprehensive income (loss), except for significant or prolonged decline in value, which are recognized in the statement of loss. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to the statement of loss.

Available-for-sale investments are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

The Company’s available-for-sale assets comprise bonds, trust units and investments in public companies.

•

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial assets classified as loans and receivables are recognized initially at the amount expected to be received less, when material, a discount to reclass the loans and receivables to fair value. Subsequently, they are measured at amortized cost using the effective interest method less a provision for impairment. They are included in current assets except for those with maturities greater than 12 months after the reporting period, which would be classified as non-current assets.

The Company's loans and receivables include cash and other amounts receivable in the balance sheet.

•

Financial liabilities at amortized cost – Financial liabilities include accounts payable and accrued liabilities and are initially recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. Subsequently, they are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity. They are included in current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the statement of loss.

Impairment losses on financial assets carried at amortized cost and available-for-sale debt securities are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Mining properties

The Company records its acquisition of interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. These acquisition costs are recognized as intangible assets. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. These exploration costs are recognized as tangible assets. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated recoverable resources in the current mine plan using a unit of production basis or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title of property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment at each reporting date whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the mining property carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the mining property's fair value less costs to sell and value in use. Value in use is determined using discounted estimated future cash inflows. Impairment losses are recognized in the statement of loss under caption Cost of mining properties abandoned or written off. For the purpose of assessing impairment, mining properties are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Impairments are reviewed for potential reversals at each reporting date. Impairment can be reversed but is limited to the carrying amount that would have been determined net of depreciation, as if no impairment to the carrying amount would have been recognized.

Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference ("premium") between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a liability which is reversed into the statement of loss when eligible expenditures have been made. The Company recognizes a deferred tax liability for the expenses renounced and a deferred tax expense at the moment the eligible expenditures are made.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Short-term investments

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

Mining properties

The Company’s evaluation of the recoverable amount with respect to the mining properties is based on numerous assumptions including long-term commodity prices, future capital requirements, exploration potential and operation performances, and may differ significantly from actual values. The recoverable amounts are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated recoverable amounts of mining properties to carrying values. Assets are reviewed for an indication of impairment at each reporting date and when there are indicators of impairment. This determination requires significant judgment. Factors which could trigger an impairment review include, but are not limited to, interruptions in exploration activities and significant negative industry or economic trends.

Stock-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options granted. The significant assumptions used include estimate of expected volatility, expected life and expected risk-free rate of return. The expected life is estimated using historical data and current expectations. The expected volatility is estimated using the historical volatility of the Company's stock over the same period as the expected life.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2011, the IASB amended IAS 1, Financial Statement Presentation. The amendment to IAS 1 requires entities to separate items presented in other comprehensive income (loss) into two groups, based on whether or not they may be recycled to the statement of loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. Management does not expect the standard to have a significant impact on the Company's financial statements.

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent that they are not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (loss). This standard is effective for annual periods beginning on or after January 1, 2015.

In May 2011, the IASB issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. As at May 14, 2012, a total of 31,918,740 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 14, 2012, a total of 1,963,000 stock options were outstanding. The expiry dates vary from April 6, 2016, to January 13, 2022.

Also as at May 14, 2012, a total of 24,857 warrants were outstanding and the expiry dates are June 28, 2012, and September 27, 2012.

RISK FACTORS AND UNCERTAINTIES RELATED TO FINANCIAL INSTRUMENTS

Financial risks

The Company has exposure to various financial risks, such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit risk

Credit risk associated with cash and short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions with strong credit rating and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the Company's partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risk related to amounts receivable from such partnerships is minimal, because the Company usually signs agreements with major mining companies.

The maximum exposure to credit risk for cash and short-term investments approximates the amount recognized on the balance sheet. The Company does not hold any collateral as security.

Liquidity risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 29, 2012, the Company had a cash balance of $10,365,000 ($11,620,000 as at February 28, 2011) to settle current liabilities of $6,500,000 ($2,196,000 as at February 28, 2011). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and convertible debentures refundable before maturity and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

Changes in fair value of available-for-sale bonds are recorded in Other comprehensive income (loss). For the Company’s available-for-sale bonds, a variation of ± 1% of interest rates as at February 29, 2012, would result in an estimated after-tax effect in Other comprehensive income (loss) of $397,000 ($246,000 for the year ended February 28, 2011).

Foreign exchange risk

The Company's functional currency is the Canadian dollar and most of its purchases are made in Canadian dollars. Since April 1, 2009, the Company has received monthly advance payments of US$100,000. The Company holds foreign currency in a chartered Canadian bank account as at February 29, 2012, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes. An investment policy is in place and its application is monitored by the Board of Directors on a quarterly basis.

Changes in fair value of trust units and available-for-sale shares are recorded in Other comprehensive income (loss). For the Company's trust units and available-for-sale shares, a variation of ± 10% of the quoted market prices as at February 29, 2012, would result in an estimated after-tax effect in Other comprehensive income (loss) of $479,000 ($446,000 for the year ended February 28, 2011).

Changes in fair value of convertible debentures at fair value through profit or loss are recorded in the Statement of loss. Changes in fair value of convertible debentures would be more impacted by the stock markets than the interest rate variation. A variation of ± 10% in market prices as at February 29, 2012, would result in a maximal estimated after-tax effect in the Statements of loss of $57,000 ($99,000 for the year ended February 28, 2011).

OTHER RISK FACTORS AND UNCERTAINTIES

Exploration Risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk Uncertainty of Title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental Risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of February 29, 2012.

The effectiveness of the Company’s internal control over financial reporting as of February 29, 2012, has been audited by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., independent auditors, as stated in their report which appears herein.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of February 29, 2012. Based on this evaluation, management concluded that the disclosure controls and procedures were effective as of February 29, 2012.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the year ended February 29, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at May 14, 2012. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer